UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V. (SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Blvd. Manuel Avila Camacho, No. 40, 6th Floor Col. Lomas de Chapultepec 11000 México, D.F.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

ASUR CALL FOR A SHAREHOLDERS’ MEETING

Mexico City, March 31, 2004, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) announced that the General Annual Ordinary Shareholders' Meeting will be held on April 29, 2004.

The following is the complete text of the call for the shareholders meeting:

GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.
CALL FOR A SHAREHOLDERS’ MEETING

By resolution of the Board of Directors adopted in the meeting held on March 31, 2004, and pursuant to, among others applicable, Articles Thirty six and Thirty seven of the by-laws of the Company and Articles 181 and 183 of the General Law of Commercial Companies (“Ley General de Sociedades Mercantiles”), the shareholders of Grupo Aeroportuario del Sureste, S.A. de C.V. are hereby called to the General Annual Ordinary Shareholders’ Meeting, which will take place at 10:00 a.m. on April 29, 2004, at Blvd. Manuel Avila Camacho No. 40, 6th Floor, Colonia Lomas de Chapultepec, Delegación Miguel Hidalgo, 11000, in Mexico City, Federal District, in order to discuss the following:

A G E N D A
GENERAL ANNUAL ORDINARY MEETING

I.	Report of the Board of Directors in terms of Article 172 of the General Law of Commercial Companies in connection with the operations and results for the fiscal year ending December 31, 2003; Presentation of the annual report of the Audit Committee regarding its activities as provided by Article 14 Bis 3 of the Securities Market Law (“Ley del Mercado de Valores”); Report of the Statutory Auditor, presentation and if applicable, approval of the individual and consolidated financial statements of the company for the fiscal year ended December 31, 2003; proposal regarding the application of the results for the fiscal year. Presentation of the report of the Nominations and Compensations Committee. Resolutions thereof.
II.	Proposal of the Board of Directors to pay an ordinary cash dividend arising from the pending application profits balance account for the amount of $0.56 cents (Fifty six cents of a Mexican peso) per share, to each one of the Series “B” and “BB” outstanding shares. Resolutions thereof.
III.	Appointment and/or ratification of the proprietary and alternate members of the Board of Directors and Statutory Auditors. Resolutions thereof.
IV.	Resolutions regarding the remuneration to be paid to the proprietary and alternate members of the Board of Directors and Statutory Auditors.
V.	Appointment of Delegates in order to formalize the resolutions adopted in this General Annual Ordinary Shareholders’ Meeting. Resolutions thereof.

        In order to have the right to attend to the Meeting, the shareholders shall be registered in the Shareholders’ Registry Book of the Company, which will be closed three business days prior to the appointed date for the execution of the Meeting, that is, April 27, 2004.

        In order to have the right to attend to the Meeting, the shareholders’ shall deposit their share certificates at the Company’s offices previously mentioned, at the S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, or at any national or foreign credit institution and present to the Company the corresponding receipt no later than a business day prior to the date of the Meeting and obtain from the Company the admission card and the applications that the shareholders’ may use to be duly represented at the Meeting in terms of Article 14 Bis 3 of the Securities Market Law. Please be advised that in order to get an admission card, Brokerage Houses and other financial intermediaries shall deliver a list containing the name, address, nationality and number of shares of the shareholders’ which they represent.

        The shares to be deposited at the Company by the shareholders in order to have the right to attend to the meeting, will not be returned until the meeting has ended, through the receipt issued to the shareholder or attorney in fact for such shares.

        The shareholders may attend the Meeting either personally or represented by the person or persons dully empowered by a proxy letter signed by two witnesses, through an application in terms of Article 14 Bis 3 of the Securities Market Law or by any other form of representation granted in accordance with law.

        Likewise, please be advised that the supporting documentation for the adoption of the resolutions of the Meeting hereby called, and the application previously mentioned, will be available for the shareholders at the Company’s secretariat upon fifteen days prior to the date of the Meeting.

Mexico City, April 1, 2004
 _____________________________
Alberto de la Parra Zavala
Secretary of the board of directors

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

— ENDS —

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V. By: /s/ ADOLFO CASTRO RIVAS Adolfo Castro Rivas Director of Finance

Date: April 2, 2004